AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 14, 2015

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

AMENDMENT NO. 1

ISSUER TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Subject Company)

FIRSTHAND TECHNOLOGY VALUE FUND, INC.
(Name of Filing Person (Issuer))

SHARES OF COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

33766Y100
(CUSIP Number of Class of Securities)

Kevin M. Landis
Firsthand Capital Management, Inc.
150 Almaden Blvd., Suite 1250
San Jose, California 95113
(408) 886–7096
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies to:

Kelvin K. Leung, Esq. Firsthand Capital Management, Inc. 150 Almaden Blvd., Suite 1250 San Jose, CA 95113	David A. Hearth, Esq. Paul Hastings LLP 55 Second Street, 24th Floor San Francisco, California 94105	John F. Della Grotta, Esq, Paul Hastings LLP 695 Town Center Drive, 17th Floor Costa Mesa, CA 92626

December 22, 2014
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

TRANSACTION VALUATION: $20,000,000 (a)	AMOUNT OF FILING FEE: $2,324 (b)

(a)	The transaction value represents the maximum purchase price to be paid in the offer.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[ ]
Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: X Form or Registration No.: Schedule TO	Filing Party: Subject Company/Issuer Date Filed: 12/22/14

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ]	Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third–party tender offer subject to Rule 14d–1.

[X]	issuer tender offer subject to Rule 13e–4.

[ ]	going–private transaction subject to Rule 13c–3.

[ ]	amendment to Schedule 13D under Rule 13d–2.

[ ]	Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

On December 22, 2014, Firsthand Technology Value Fund, Inc., a Maryland corporation (the “Fund”) filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) in connection with the Fund’s offer to purchase, for up to $20 million of its issued and outstanding shares of common stock, par value $0.001 per share (“Shares”) at a purchase price per share equal to 95% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the NASDAQ Global Market (“NASDAQ”) on December 31, 2014, net to the  seller in cash, without interest (the “Purchase Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase and the related  Letter of Transmittal, which together, as they may be amended and supplemented from time to time, constituted the tender offer (the “Offer”).

The Fund has filed this Amendment No. 1 (the “Amendment”) to file Exhibit (a)(5)(ii), the Fund’s Press Release which discloses (i) the Fund’s December 31, 2014 NAV of $24.4950 per Share (the “12/31/14 NAV Calculation”) and (ii) the Fund’s calculation of the Purchase Price of $23.2702 per Share (the “TO Purchase Price Calculation”) and to incorporate by reference from Exhibit (a)(5)(ii) such disclosures into this Schedule TO as set forth below. Consistent with current disclosures in the Schedule TO and the Offer to Purchase, the Press Release also reminds shareholders that they may withdraw their tendered Shares at any time prior to 12:00 midnight, New York City time, on January 22, 2015.

The 12/31/14 NAV Calculation information and the TO Purchase Price Calculation information provides Fund Shareholders with expected supplemental definitive pricing information to assist in making an investment decision relating to the Offer.  Such information relates to the following Items of the Schedule TO and such supplemental information is hereby incorporated by reference herein into each of the following Items of the Schedule TO, including each Exhibit listed below:

ITEM 1.	SUMMARY TERM SHEET

ITEM 4.	TERMS OF THE TRANSACTION

ITEM 12.	EXHIBITS

(i)	Offer to Purchase;

(ii)	Letter of Transmittal;

(iii)	Letter to Brokers, Dealers, Commercial Bankers, Trust Companies and Other Nominees; and

(iv)	Letter to Clients.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(l)(v)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated December 22, 2014.

(a)(5)(ii)	Press Release dated January 14, 2015.*

(b)	Not applicable.

(d)(1)
Settlement Agreement and Mutual Release dated May 1, 2014 by and between the Fund and Bulldog Investors, Inc., is incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 814-00830) as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

(d)(2)	Depositary Agreement dated October 24, 2014 between the Fund and Computershare Trust Company, N.A.

(d)(3)	Information Agent Agreement dated October 21, 2014 between the Fund and Georgeson Inc.

(d)(4)
Investment Management Agreement between the Fund and SiVest Group, Inc. (now known as Firsthand Capital Management, Inc.), dated April 15, 2011, is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(5)
Transfer Agency and Service Agreement between the Fund and BNY Mellon Investment Servicing (US), Inc. is incorporated herein by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(1)
Custodian Services Agreement dated September 17, 2010 between the Fund and PFPC Trust Company is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(2)
Notice of Assignment dated February 9, 2011 by PFPC Trust Company assigning the Custodian Services Agreement dated September 17, 2010 to the Bank of New York Mellon is incorporated herein by reference to the Fund’s Registration Statement on Form N-2 (File No. 333-179606) as filed with the Securities and Exchange Commission on February 21, 2012.

(d)(7)
Registration Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(8)
Voting Rights Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(5) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No.333-186158) as filed with the SEC on November 15, 2013.

(d)(9)
Voting Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(6) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(10)
Lock-Up Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(7) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(11)
Lock-Up Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(8) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(g)	Not applicable.

(h)	Not applicable.

*Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRSTHAND TECHNOLOGY VALUE FUND, INC.

January 14, 2015
	By:	/s/ KEVIN M. LANDIS
Kevin M. Landis
Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Offer to Purchase.

(a)(1)(ii)	Letter of Transmittal.

(a)(l)(iii)	Letter to Brokers, Dealers, Commercial Banks Trust Companies and Other Nominees.

(a)(1)(iv)	Letter to Clients.

(a)(l)(v)	Notice of Guaranteed Delivery.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release dated December 22, 2014.

(a)(5)(ii)	Press Release dated January 14, 2015.*

(b)	Not applicable.

(d)(1)
Settlement Agreement and Mutual Release dated May 1, 2014 by and between the Fund and Bulldog Investors, Inc., is incorporated herein by reference to Exhibit 10.1 of Form 8-K (File No. 814-00830) as filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2014.

(d)(2)	Depositary Agreement dated October 24, 2014 between the Fund and Computershare Trust Company, N.A.

(d)(3)	Information Agent Agreement dated October 21, 2014 between the Fund and Georgeson Inc.

(d)(4)
Investment Management Agreement between the Fund and SiVest Group, Inc. (now known as Firsthand Capital Management, Inc.), dated April 15, 2011, is incorporated herein by reference to Exhibit (g) of Pre-Effective Amendment No. 4 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(5)
Transfer Agency and Service Agreement between the Fund and BNY Mellon Investment Servicing (US), Inc. is incorporated herein by reference to Exhibit (k)(2) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(1)
Custodian Services Agreement dated September 17, 2010 between the Fund and PFPC Trust Company is incorporated herein by reference to Exhibit (j) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-168195) as filed with the SEC on September 24, 2010.

(d)(6)(2)
Notice of Assignment dated February 9, 2011 by PFPC Trust Company assigning the Custodian Services Agreement dated September 17, 2010 to the Bank of New York Mellon is incorporated herein by reference to the Fund’s Registration Statement on Form N-2 (File No. 333-179606) as filed with the Securities and Exchange Commission on February 21, 2012.

(d)(7)
Registration Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(4) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(8)
Voting Rights Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(5) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No.333-186158) as filed with the SEC on November 15, 2013.

(d)(9)
Voting Rights Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(6) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(10)
Lock-Up Agreement among the Fund and the shareholders party thereto (the Lacuna Entities) dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(7) of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(d)(11)
Lock-Up Agreement among the Fund and the shareholders party thereto dated October 4, 2013, is incorporated herein by reference to Exhibit (k)(8) of Pre-Effective Amendment No. 2 to the Fund’s Registration Statement on Form N-2 (File No. 333-186158) as filed with the SEC on November 15, 2013.

(g)	Not applicable.

(h)	Not applicable.

*Filed herewith